

03 JUL 15 AM 7:21



SUPPL

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 26th June 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of June 25th, 2003 concerning " WashTec AG: Annual General Meeting 2003".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

7/15

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Vorstand: Johannes Kehr (Sprecher), Sabine Decker, Dirk Brunnengräber, Jürgen Lauer

Aufsichtsrat-

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Sitz der ... Augsburg



Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. +49 (89) 21027 - 0
Fax +49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec AG: Annual General Meeting 2003
- **Restructuring widely supported**
- **Supervisory Board confirmed by shareholders**

Augsburg, June 25, 2003 – At this year's AGM, the new Executive Board of WashTec AG received strong support for its restructuring strategy. Management has envisaged extensive measures such as plant closures and exits from loss-making business segments in order to cut costs by approx. € 20 million p.a. At the same time, the leaner corporate structure is designed to enable the company to respond faster and more flexibly to changing demand. Restructuring expenses of roughly € 15 million are included in the 2003 budgets. The turnaround is projected for 2004.

"As the uncontested European market leader in car washes, WashTec has excellent future perspectives; in fact, the new generation of car washes has even expanded the company's technological lead. The aim of the reorganization is to make this market leader a cost leader as well. The new management has joined forces with a firm of management consultants to develop a strategy that will enable us to generate profits again in 2004."
The Executive Board's sales projections for 2003 are cautiously optimistic. Despite strict streamlining of the product portfolio, the company aims to maintain sales at the previous year's level of roughly € 235 million. Earnings will be heavily weighed down by one-time restructuring expenses, though.

Shareholders supported the management's new course - not least because the 2002 results have shown that sustained profitability can be achieved only with comprehensive measures.

At today's Meeting, the shareholders also endorsed the Executive Board's and the Supervisory Board's actions in 2002 and approved the new Supervisory Board members appointed by the District Court in 2003. Ernst & Young Deutsche Allgemeine Treuhand AG, Munich, were elected as auditors of the 2003 accounts.